Fidelis Insurance Group Reports 2024 Third Quarter Results
Third Quarter 2024 Highlights:
•Gross premiums written of $741.9 million; growth of 25.2% from the third quarter of 2023
•Combined ratio of 87.4%
•Annualized operating return on opening common equity (“Operating ROE”) of 16.8% and annualized operating return on average common equity (“Operating ROAE”) of 16.4%
•Net income of $100.6 million, or $0.88 per diluted common share and operating net income of $105.1 million, or $0.92 per diluted common share
•Repurchased 4,279,983 common shares for $66.8 million, at a weighted average cost per share, including commission expenses, of $15.61
Nine Months Ended September 30, 2024 Highlights:
•Gross premiums written of $3.4 billion; growth of 23.4% from nine months ended September 30, 2023
•Combined ratio of 88.6%
•Annualized Operating ROE of 13.9% and annualized Operating ROAE of 13.3%
•Net income of $235.5 million, or $2.02 per diluted common share and operating net income of $255.3 million, or $2.18 per diluted common share
•Book value per diluted common share was $23.43 at September 30, 2024, an increase of 13.2% from December 31, 2023 of $20.69
•Repurchased 6,570,003 common shares for $105.5 million, at a weighted average cost per share, including commission expenses, of $16.06
Pembroke, Bermuda, November 12, 2024 - Fidelis Insurance Holdings Limited (“Fidelis” or “FIHL” or “the Group”) (NYSE: FIHL) announced today its financial results for the third quarter ended September 30, 2024.

Dan Burrows, Group Chief Executive Officer of Fidelis Insurance Group, commented “The results of the third quarter once again demonstrate the strength of our business, the steps we have taken to optimize our risk-adjusted returns, and our disciplined approach to capital management. We delivered 25% growth in gross premiums written, a combined ratio of 87.4% and annualized Operating ROAE of 16.4%. In addition, given the strength of our capital position, we have continued to return excess capital to shareholders, including repurchases of $66.8 million of common shares, demonstrating our commitment to enhancing shareholder value.
Looking ahead, we remain focused on leveraging our scale and positioning, capitalizing on our ability to identify compelling opportunities and produce superior underwriting results. We are pleased with the momentum in our business and continue to pursue attractive growth and value creation for shareholders.”

Fidelis Insurance Holdings Limited
Wellesley House South | 90 Pitts Bay Road | HM08 | Pembroke | Bermuda

Third Quarter 2024 Consolidated Results
•Net income for the third quarter of 2024 was $100.6 million, or $0.88 per diluted common share. Operating net income was $105.1 million, or $0.92 per diluted common share.
•Underwriting income for the third quarter of 2024 was $80.0 million and the combined ratio was 87.4%, compared to underwriting income of $74.8 million and a combined ratio of 85.4% for the third quarter of 2023.
•Catastrophe and large losses for the third quarter of 2024 were $91.6 million compared to $79.9 million in the prior year period.
•Net favorable prior year loss reserve development for the third quarter of 2024 was $10.1 million compared to $43.3 million in the prior year period.
•Net investment income for the third quarter of 2024 was $52.1 million compared to $33.1 million in the prior year period. Purchased $437.6 million of fixed income securities at an average yield of 4.6%.
•Operating ROE of 4.2%, or 16.8% annualized, in the quarter compared to 4.6%, or 18.4% annualized in the prior year period.
•Operating ROAE of 4.1%, or 16.4% annualized, in the quarter compared to 4.4%, or 17.6% annualized in the prior year period.

Nine Months Ended September 30, 2024 Consolidated Results
•Net income for the nine months ended September 30, 2024, was $235.5 million, or $2.02 per diluted common share. Operating net income was $255.3 million, or $2.18 per diluted common share.
•Underwriting income for the nine months ended September 30, 2024, was $185.9 million and the combined ratio was 88.6%, compared to underwriting income of $232.9 million and a combined ratio of 82.4% for the nine months ended September 30, 2023.
•Catastrophe and large losses for the nine months ended September 30, 2024, were $375.8 million compared to $187.3 million in the prior year period.
•Net favorable prior year loss reserve development of $145.7 million compared to $47.8 million in the prior year period.
•Net investment income of $139.1 million compared to $80.8 million in the prior year period. Purchased $1.5 billion of fixed income securities at an average yield of 4.9%. At September 30, 2024 the current book yield was 4.9%.
•Operating ROE of 10.4%, or 13.9% annualized, in the nine months ended September 30, 2024, compared to 14.7%, or 19.6% annualized in the prior year period.
•Operating ROAE of 10.0%, or 13.3% annualized, in the nine months ended September 30, 2024, compared to 13.3%, or 17.7% annualized in the prior year period.
•Book value per diluted common share was $23.43 at September 30, 2024 (dilutive shares at September 30, 2024 of 636,971), compared to $20.69 at December 31, 2023.

The following table details key financial indicators in evaluating our performance for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	($ in millions, except for per share data)
Net income	$100.6	$87.7	$235.5	$1,904.2
Operating net income(1)	105.1	90.7	255.3	263.5
Gross premiums written	741.9	592.6	3,449.4	2,795.1
Net premiums earned	634.5	509.7	1,623.6	1,324.8
Catastrophe and large losses	91.6	79.9	375.8	187.3
Net favorable prior-year reserve development	10.1	43.3	145.7	47.8
Net investment income	$52.1	$33.1	$139.1	$80.8

Combined ratio	87.4%	85.4%	88.6%	82.4%
Operating ROE(1)	4.2%	4.6%	10.4%	14.7%
Operating ROAE(1)	4.1%	4.4%	10.0%	13.3%
Earnings per diluted common share	$0.88	$0.74	$2.02	$16.82
Operating EPS(1)	$0.92	$0.77	$2.18	$2.33
________________
(1) Operating net income, Operating ROE, Operating ROAE and Operating EPS are non-GAAP financial measures. See definition and reconciliation in “Non-GAAP Financial Measures.”

Segment Results
Specialty Segment
The following table is a summary of our Specialty segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Gross premiums written	$398.4	$326.9	$71.5	$2,188.9	$1,818.3	$370.6
Reinsurance premium ceded	(113.2)	(123.3)	10.1	(851.4)	(659.9)	(191.5)
Net premiums written	285.2	203.6	81.6	1,337.5	1,158.4	179.1
Net premiums earned	372.0	294.6	77.4	1,073.4	868.0	205.4
Losses and loss adjustment expenses	(182.3)	(138.3)	(44.0)	(545.9)	(416.4)	(129.5)
Policy acquisition expenses	(122.4)	(83.4)	(39.0)	(313.4)	(227.2)	(86.2)
Underwriting income	$67.3	$72.9	$(5.6)	$214.1	$224.4	$(10.3)

Loss ratio	49.0%	46.9%	2.1 pts	50.9%	48.0%	2.9 pts
Policy acquisition expense ratio	32.9%	28.3%	4.6 pts	29.2%	26.2%	3.0 pts
Underwriting ratio	81.9%	75.2%	6.7 pts	80.1%	74.2%	5.9 pts
For the three months ended September 30, 2024, our GPW increased primarily driven by growth from new business and increased rates in our Property D&F and Marine lines of business, partially offset by decreases in our Property and Energy lines of business as a result of timing of certain renewals.
For the nine months ended September 30, 2024, our GPW increased primarily driven by growth from new business and improved rates in our Property D&F, Property, and Marine lines of business, partially offset by a decrease in our Aviation and Aerospace line of business where certain deals did not meet our underwriting criteria and rating hurdles.

For the three and nine months ended September 30, 2024, our NPE increased due to earnings from higher net premiums written in the current and prior year periods.
For the three and nine months ended September 30, 2024, our policy acquisition expense ratio increased due to higher variable commissions in certain lines of business and changes in the mix of business written and ceded.
The following table is a summary of our Specialty segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Attritional losses	$105.3	$103.7	$1.6	$300.0	$255.9	$44.1
Catastrophe and large losses	63.0	37.3	25.7	280.4	127.8	152.6
(Favorable)/adverse prior year development	14.0	(2.7)	16.7	(34.5)	32.7	(67.2)
Losses and loss adjustment expenses	$182.3	$138.3	$44.0	$545.9	$416.4	$129.5

Loss ratio - attritional losses	28.3%	35.2%	(6.9) pts	27.9%	29.5%	(1.6) pts
Loss ratio - catastrophe and large losses	16.9%	12.6%	4.3 pts	26.2%	14.7%	11.5 pts
Loss ratio - prior accident years	3.8%	(0.9)%	4.7 pts	(3.2)%	3.8%	(7.0) pts
Loss ratio	49.0%	46.9%	2.1 pts	50.9%	48.0%	2.9 pts
For the three and nine months ended September 30, 2024, our loss ratio in the Specialty segment increased by 2.1 points and 2.9 points, respectively, compared to the prior year periods.
The attritional loss ratio in the three months and nine months ended September 30, 2024, improved by 6.9 points and 1.6 points, respectively, compared to the prior year periods due to a lower level of small losses in the current year periods.
The catastrophe and large losses in the three months ended September 30, 2024, were primarily attributable to Hurricane Helene and European storm Boris, impacting our Property D&F and Marine lines of business. This compared to the prior period catastrophe and large losses related primarily to loss events in various lines of business including, Energy, Marine, and Aviation and Aerospace, and losses related to the Hawaii wildfires in our Property D&F line of business.
The catastrophe and large losses in the nine months ended September 30, 2024 related to losses from the Baltimore Bridge collapse in our Marine line of business, severe convective storms, Hurricane Helene and European storm Boris in the Property D&F and Marine lines of business, together with other smaller losses in various lines of business. This compared to prior year period catastrophe and large losses related to our Property D&F line of business where we experienced losses from severe convective storms in the U.S. and the Hawaii wildfires, our Aviation and Aerospace line of business where we experienced losses from the Sudan conflict, and loss events in various lines of business including, Energy, Marine, and Aviation and Aerospace.
The adverse prior year development for the three months ended September 30, 2024, was driven by increased estimates in our Aviation and Aerospace line of business, partially offset by better than expected loss emergence in our Property D&F line of business.
The favorable prior year development for the nine months ended September 30, 2024, was driven primarily by better than expected loss emergence in our Property D&F and Marine lines of business, partially offset by an increase in our Aviation and Aerospace line of business.

Bespoke Segment
The following table is a summary of our Bespoke segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Gross premiums written	$185.8	$161.7	$24.1	$429.9	$367.2	$62.7
Reinsurance premium ceded	(76.7)	(83.6)	6.9	(240.1)	(177.3)	(62.8)
Net premiums written	109.1	78.1	31.0	189.8	189.9	(0.1)
Net premiums earned	105.0	98.8	6.2	287.9	280.4	7.5
Losses and loss adjustment expenses	(19.4)	(43.2)	23.8	(75.7)	(72.5)	(3.2)
Policy acquisition expenses	(37.4)	(34.9)	(2.5)	(101.1)	(105.1)	4.0
Underwriting income	$48.2	$20.7	$27.5	$111.1	$102.8	$8.3

Loss ratio	18.5%	43.7%	(25.2) pts	26.3%	25.9%	0.4 pts
Policy acquisition expense ratio	35.6%	35.3%	0.3 pts	35.1%	37.5%	(2.4) pts
Underwriting ratio	54.1%	79.0%	(24.9) pts	61.4%	63.4%	(2.0) pts
For the three and nine months ended September 30, 2024, our GPW increased primarily driven by new business in our Bespoke Other line of business, partially offset by timing of renewals in our Credit & Political Risk line of business. Gross premiums written in Bespoke can be opportunistic in nature and premiums written may fluctuate on a quarterly basis due to the timing and selection of the contracts we underwrite.
For the three and nine months ended September 30, 2024, our NPE remained consistent compared to the prior year periods.
Our policy acquisition expense ratio for the three and nine months ended September 30, 2024 changed due to changes in the mix of business written and ceded, and commissions earned from reinsurance partners.
The following table is a summary of our Bespoke segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Attritional losses	$17.1	$28.3	$(11.2)	$60.7	$67.1	$(6.4)
Large losses	13.4	27.2	(13.8)	77.2	34.0	43.2
Favorable prior year development	(11.1)	(12.3)	1.2	(62.2)	(28.6)	(33.6)
Losses and loss adjustment expenses	$19.4	$43.2	$(23.8)	$75.7	$72.5	$3.2

Loss ratio - attritional losses	16.3%	28.6%	(12.3) pts	21.1%	23.9%	(2.8) pts
Loss ratio - large losses	12.8%	27.5%	(14.7) pts	26.8%	12.2%	14.6 pts
Loss ratio - prior accident years	(10.6)%	(12.4)%	1.8 pts	(21.6)%	(10.2)%	(11.4) pts
Loss ratio	18.5%	43.7%	(25.2) pts	26.3%	25.9%	0.4 pts
For the three months ended September 30, 2024, our loss ratio in the Bespoke segment improved by 25.2 points compared to the prior year period, driven by a decrease in our large loss ratio and lower attritional losses in the period.
For the nine months ended September 30, 2024, our loss ratio in the Bespoke segment increased by 0.4 points compared to the prior year period, driven by an increase in our large loss ratio, partially offset by higher prior year favorable development in the period.

The attritional loss ratio for the three and nine months ended September 30, 2024, improved by 12.3 points and 2.8 points compared to the prior year periods due to a lower level of small losses in the current year periods.
The large losses in the three months ended September 30, 2024 related to our Bespoke Other line of business. The large losses in the nine months ended September 30, 2024 related to intellectual property losses in our Credit & Political Risk line of business. The large losses in the three and nine months ended September 30, 2023 related to intellectual property losses in our Credit & Political Risk line of business.
The favorable prior year development for the three and nine months ended September 30, 2024 was driven by benign attritional experience and favorable claims settlements.
Reinsurance Segment
The following table is a summary of our Reinsurance segment’s underwriting results:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Gross premiums written	$157.7	$104.0	$53.7	$830.6	$609.6	$221.0
Reinsurance premium ceded	(84.1)	(73.1)	(11.0)	(442.0)	(370.5)	(71.5)
Net premiums written	73.6	30.9	42.7	388.6	239.1	149.5
Net premiums earned	157.5	116.3	41.2	262.3	176.4	85.9
Losses and loss adjustment expenses	(36.1)	(10.2)	(25.9)	(21.2)	(20.7)	(0.5)
Policy acquisition expenses	(36.9)	(32.5)	(4.4)	(60.7)	(45.6)	(15.1)
Underwriting income	$84.5	$73.6	$10.9	$180.4	$110.1	$70.3

Loss ratio	22.9%	8.8%	14.1 pts	8.1%	11.7%	(3.6) pts
Policy acquisition expense ratio	23.4%	27.9%	(4.5) pts	23.1%	25.9%	(2.8) pts
Underwriting ratio	46.3%	36.7%	9.6 pts	31.2%	37.6%	(6.4) pts
For the three and nine months ended September 30, 2024, GPW increased driven by new business as well as rate increases, while NPE increased driven by earnings from higher net premiums written in the current year periods.
For the three and nine months ended September 30, 2024, our policy acquisition expense ratio decreased, primarily due to change in business mix and the impact of commissions on outwards reinsurance.

The following table is a summary of our Reinsurance segment’s losses and loss adjustment expenses:

	Three Months Ended September 30,			Nine Months Ended September 30,
	2024	2023	Change	2024	2023	Change
	($ in millions)
Attritional losses	$33.9	$23.1	$10.8	$52.0	$47.1	$4.9
Catastrophe and large losses	15.2	15.4	(0.2)	18.2	25.5	(7.3)
Favorable prior year development	(13.0)	(28.3)	15.3	(49.0)	(51.9)	2.9
Losses and loss adjustment expenses	$36.1	$10.2	$25.9	$21.2	$20.7	$0.5

Loss ratio - attritional losses	21.5%	19.9%	1.6 pts	19.9%	26.6%	(6.7) pts
Loss ratio - catastrophe and large losses	9.7%	13.2%	(3.5) pts	6.9%	14.5%	(7.6) pts
Loss ratio - prior accident years	(8.3)%	(24.3)%	16.0 pts	(18.7)%	(29.4)%	10.7 pts
Loss ratio	22.9%	8.8%	14.1 pts	8.1%	11.7%	(3.6) pts
For the three months ended September 30, 2024, our loss ratio in the Reinsurance segment increased by 14.1 points compared to the prior year period, as a result of lower favorable prior year development.
The loss ratio improved by 3.6 points for the nine months ended September 30, 2024, compared to the prior year period, due to improvements in our attritional and catastrophe and large loss ratios, partially offset by lower favorable prior year development.
The attritional loss ratio in the three months ended September 30, 2024 increased by 1.6 points compared to the prior year period, both of which were benign in terms of attritional losses.
The attritional loss ratio in the nine months ended September 30, 2024, improved by 6.7 points due to favorable experience compared to the prior year period.
The catastrophe and large losses in the three and nine months ended September 30, 2024 were primarily from Hurricane Helene.
For the three and nine months ended September 30, 2024, favorable prior year development was driven by positive development on catastrophe losses and benign prior year attritional experience.

Other Underwriting Expenses
We do not allocate The Fidelis Partnership commissions or general and administrative expenses by segment.
The Fidelis Partnership Commissions
For the three and nine months ended September 30, 2024, The Fidelis Partnership commissions were $97.3 million and $249.0 million, respectively, or 15.3% and 15.3% of the combined ratio, respectively, (2023: $70.6 million and $147.4 million or 13.9% and 11.1% of the combined ratio) and comprise ceding and profit commissions as part of the Framework Agreement effective from January 1, 2023. The increase was due to the full impact of earning such commissions since January 1, 2023 together with the increase in net premiums earned. The Fidelis Partnership manages origination, underwriting, underwriting administration, outwards reinsurance and claims handling under delegated authority agreements with the Group.

The following table summarizes The Fidelis Partnership commissions earned:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	($ in millions)
Ceding commission expense	$84.2	$56.3	$225.3	$107.4
Profit commission expense	13.1	14.3	23.7	40.0
Total commissions	$97.3	$70.6	$249.0	$147.4

Ceding commission expense ratio	13.2%	11.1%	13.8%	8.1%
Profit commission expense ratio	2.1%	2.8%	1.5%	3.0%
Total Fidelis Partnership commissions ratio	15.3%	13.9%	15.3%	11.1%
General and Administrative Expenses
For the three and nine months ended September 30, 2024, general and administrative expenses were $22.7 million and $70.7 million, respectively, or 3.6% and 4.4% of the combined ratio, respectively (2023: $21.8 million and $57.0 million or 4.3% and 4.3% of the combined ratio). For the three months ended, the general and administrative expense remained consistent compared to the prior year period. For the nine months ended, the increase was driven primarily by employment costs relating to increased head count to support the growth of the business.

Investments

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	($ in millions)
Net investment income	$52.1	$33.1	$139.1	$80.8
Net realized and unrealized investment losses	(0.5)	(5.3)	(16.5)	(2.4)
Net investment return	$51.6	$27.8	$122.6	$78.4
Net Investment Income
The increase in our net investment income in the three and nine months ended September 30, 2024, was due to the increase in investible assets and a higher yield achieved on the fixed income portfolio and cash balances. During the three and nine months ended September 30, 2024, we purchased $437.6 million and $1.5 billion, respectively, of fixed maturity securities at an average yield of 4.6% and 4.9%, respectively.
Net Realized and Unrealized Investment Gains/(Losses)
The net realized and unrealized investment losses in the three and nine months ended September 30, 2024 resulted primarily from realized losses on the sale of $203.0 million and $632.0 million, respectively, of fixed maturity securities with an average yield of 1.0% and 1.1%, respectively, the proceeds of which were reinvested at higher yields.
Conference Call
Fidelis will host a teleconference to discuss its financial results on Wednesday, November 13, 2024, at 9:00 a.m. Eastern time. The call can be accessed by dialing 1-800-549-8228 (U.S. callers), or 1-289-819-1520 (international callers), and entering the passcode 83511 approximately 10 minutes in advance of the call. A live, listen-only webcast of the call will also be available via the Investors section of the Company’s website at https://investors.fidelisinsurance.com. A recording of the webcast will be available in the Investor Relations section of the Company’s website approximately two hours after the event concludes and will be archived on the site for one year.

About Fidelis Insurance Group

Fidelis Insurance Group is a global specialty insurer, leveraging strategic partnerships to offer innovative and tailored insurance solutions.

We have a highly diversified portfolio focused on three segments: Specialty, Bespoke, and Reinsurance, which we believe allows us to take advantage of the opportunities presented by evolving (re)insurance markets, proactively shift our business mix across market cycles, and produce superior underwriting returns.

Headquartered in Bermuda, with worldwide offices including Ireland and the UK, Fidelis Insurance Group operating companies have a financial strength rating of A from AM Best, A- from S&P and A3 from Moody’s. For additional information about Fidelis Insurance, our people, and our products please visit our website at www.FidelisInsurance.com.

Non-GAAP Financial Measures
This Press Release includes, and the related conference call will include, certain financial measures that are not calculated in accordance with generally accepted accounting principles in the U.S. (“U.S. GAAP”) including Operating net income, Operating EPS, Operating ROE and Operating ROAE, attritional loss ratio and catastrophe and large loss ratio, and therefore are non-U.S. GAAP financial measures. Reconciliations of such measures to the most comparable U.S. GAAP figures are included in the attached financial information in accordance with Regulation G.
RPI Measure
Renewal price index (“RPI”) is a measure that Fidelis has used to assess an approximate index of rate increases on a particular set of contracts, using the base of 100% for the rates for the relevant prior year. Although management considers RPI to be an appropriate statistical measure, it is not a financial measure that directly relates to the Fidelis consolidated financial results. Management’s calculation of RPI involves a degree of judgment in relation to comparability of contracts and the relative impacts of changes in price, exposure, retention levels, as well as any other changing terms and conditions on the RPI calculation. Consideration is given to potential renewals of a comparable nature so it does not reflect every contract in Fidelis’ portfolio. The future profitability and performance of a portfolio of contracts expressed within the RPI is dependent upon many factors besides the trends in premium rates, including policy terms, conditions and wording.
Safe Harbor Regarding Forward-Looking Statements
This press release, related posts on our website and LinkedIn and the related discussion and analysis relating to our financial results for the third quarter ended September 30, 2024, contain, and our officers and representatives may from time to time make (including on our related earnings conference call), “forward-looking statements" which include all statements that do not relate solely to historical or current facts and which may concern our strategy, plans, targets, projections or intentions and are made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “continue,” “grow,” “opportunity,” “create,” “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “target,” “expect,” “evolve,” “achieve,” “remain,” “proactive,” “pursue,” “optimize,” “emerge,” “seek,” “build,” “looking ahead,” “commit,” “strategy,” “predict,” “potential,” “assumption,” “future,” “likely,” “may,” “should,” “could,” “will” and the negative of these and also similar terms and phrases. Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are qualified by these cautionary statements, because they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, targets, projections, anticipated events and trends, the economy and other future conditions, but are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements.

Examples of forward-looking statements include, among others, statements we make in relation to: targeted operating results such as return on equity, net earnings and net earnings per share, underwriting profitability and target combined, loss and expense ratios, growth in gross written premiums and book value; our expectations regarding our business and capital management strategy and the performance of our business; information regarding our estimates for catastrophes and other loss events; our liquidity and capital resources; and expectations of the effect on our financial condition of claims, litigation, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings.

Our actual results in the future could differ materially from those anticipated in any forward-looking statements as a result of changes in assumptions, risks, uncertainties and other factors impacting us, many of which are outside our control, including:

•the recent trend of premium rate hardening and factors likely to drive continued rate hardening or a softening leading to a cyclical downturn of pricing in the (re)insurance industry;
•the development and pattern of earned and written premiums impacting embedded premium value;
•our ability to manage risks associated with macroeconomic conditions resulting from any public health crisis, rising energy prices, inflation and interest rates, current or anticipated military conflict or terrorism, including the ongoing Ukraine Conflict and the escalation of conflict in the Middle East, sanctions and other geopolitical events globally;
•changes to our strategic relationship with The Fidelis Partnership and our dependence on the Delegated Underwriting Authority Agreements for our underwriting and claims-handling operations;
•our ability to successfully implement our long-term strategy and compete successfully with more established competitors and increased competition relating to consolidation in the reinsurance and insurance industries;
•the possibility of greater frequency or severity of claims and loss activity than our underwriting, reserving or investment practices have anticipated;
•the reliability of pricing, accumulation and estimated loss models;
•the impact of complex causation and coverage issues associated with attribution of losses;
•the actual development of losses and expenses impacting estimates for claims which arose as a result of loss activity, particularly for events where estimates are preliminary until the development of such reserves based on emerging information over time;
•any downgrades, potential downgrades or other negative actions by rating agencies relating to us or our industry;
•our dependence on key executives and ability to attract qualified personnel;
•our dependence on letter of credit facilities that may not be available on commercially acceptable terms;
•our potential inability to pay dividends or distributions in accordance with our current dividend policy, due to changing conditions;
•availability of outwards reinsurance on commercially acceptable terms;
•the recovery of losses and reinstatement premiums from our reinsurance providers;
•our potential need for additional capital in the future and the potential unavailability of such capital to us on favorable terms or at all;
•our dependence on clients’ evaluation of risks associated with such clients’ insurance underwriting;

•the suspension or revocation of our subsidiaries’ insurance licenses;
•our potentially being subject to certain adverse tax or regulatory consequences in the U.S., U.K. or Bermuda;
•risks associated with our investment strategy such as market risk, interest rate risk, currency risk and credit default risk;
•the impact of tax reform and changes in the regulatory environment and the potential for greater regulatory scrutiny of the Group as a result of the outsourcing arrangements;
•heightened risk of cybersecurity incidents and their potential impact on our business;
•the impact of inflation or deflation in relevant economies in which we operate;
•our ability to evaluate and measure our business, prospects and performance metrics and respond accordingly;
•the failure of our risk management policies and procedures to be adequate to identify, monitor and manage risks, which may leave us exposed to unidentified or unanticipated risks;
•operational failures, including the operational risk associated with outsourcing to The Fidelis Partnership, failure of information systems or failure to protect the confidentiality of customer information, including by service providers, or losses due to defaults, errors or omissions by third parties and affiliates;
•risks relating to our ability to identify and execute opportunities for growth or our ability to complete transactions as planned or realize the anticipated benefits of our acquisitions or other investments; and
•and those risks, uncertainties and other factors disclosed under the section titled ‘Risk Factors’ in Fidelis Insurance Holdings Limited’s Form 20-F filed with the SEC on March 15, 2024 (which such section is incorporated herein by reference), as well as subsequent filings with the SEC available electronically at www.sec.gov.

Any forward-looking statements, expectations, beliefs and projections made by us in this release and on our related conference call speak only as of the date referenced on such date on which they are made and are expressed in good faith and our management believes that there is reasonable basis for them, based only on information currently available to us. However, there can be no assurance that management’s expectations, beliefs, and projections will be achieved and actual results may vary materially from what is expressed or indicated by the forward-looking statements. Furthermore, our past performance, and that of our management team and of The Fidelis Partnership, should not be construed as a guarantee of future performance. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

Fidelis Insurance Group Investor Contact:

Fidelis Insurance Group
Miranda Hunter
+1 (441) 279 2561
miranda.hunter@fidelisinsurance.com

Fidelis Insurance Group Media Contacts:

Rein4ce
Sarah Hills
+44 (0)7718 882011
sarah.hills@rein4ce.co.uk

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Balance Sheets
At September 30, 2024 (Unaudited) and December 31, 2023
(Expressed in millions of U.S. dollars, except share and per share amounts)

	September 30, 2024	December 31, 2023
Assets
Fixed maturity securities, available-for-sale, at fair value (amortized cost: $3,471.8, 2023: $3,271.4 (net of allowances for credit losses of $0.3, 2023: $1.3))	$3,535.3	$3,244.9
Short-term investments, available-for-sale, at fair value (amortized cost: $133.1, 2023: $49.0 (net of allowances for credit losses of $nil, 2023: $nil))	133.3	49.0
Other investments, at fair value (amortized cost: $50.1, 2023: $50.8)	48.7	47.5
Total investments	3,717.3	3,341.4
Cash and cash equivalents	806.8	712.4
Restricted cash and cash equivalents	212.3	251.7
Accrued investment income	27.4	27.2
Premiums and other receivables (net of allowances for credit losses of $13.4, 2023: $17.3)	2,808.1	2,209.3
Amounts due from The Fidelis Partnership (net of allowances for credit losses of $nil, 2023: $nil)	248.5	173.3
Deferred reinsurance premiums	1,405.5	1,061.4
Reinsurance balances recoverable on paid losses (net of allowances for credit losses of $nil, 2023: $nil)	194.1	182.7
Reinsurance balances recoverable on reserves for losses and loss adjustment expenses (net of allowances for credit losses of $1.3, 2023: $1.3)	1,164.9	1,108.6
Deferred policy acquisition costs (includes The Fidelis Partnership deferred commissions of $220.8, 2023: $164.1)	926.3	786.6
Other assets	173.9	173.5
Total assets	$11,685.1	$10,028.1
Liabilities and shareholders' equity
Liabilities
Reserves for losses and loss adjustment expenses	$2,800.8	$2,448.9
Unearned premiums	3,789.3	3,149.5
Reinsurance balances payable	1,402.9	1,071.5
Amounts due to The Fidelis Partnership	410.7	334.5
Long term debt	448.8	448.2
Preference securities ($0.01 par, redemption price and liquidation preference $10,000)	58.4	58.4
Other liabilities	141.9	67.3
Total liabilities	9,052.8	7,578.3
Commitments and contingencies
Shareholders' equity
Common shares ($0.01 par, issued and outstanding: 111,726,363, 2023: 117,914,754)	1.2	1.2
Additional paid-in capital	2,043.6	2,039.0
Accumulated other comprehensive income/(loss)	56.1	(27.0)
Retained earnings	636.9	436.6
Common shares held in treasury, at cost (shares held: 6,570,003, 2023: nil)	(105.5)	—
Total shareholders' equity	2,632.3	2,449.8
Total liabilities and shareholders' equity	$11,685.1	$10,028.1

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Statements of Income and Comprehensive Income (Unaudited)
For the three and nine months ended September 30, 2024 and September 30, 2023
(Expressed in millions of U.S. dollars, except for share and per share amounts)

	Three Months Ended		Nine Months Ended
	September 30, 2024	September 30, 2023	September 30, 2024	September 30, 2023
Revenues
Gross premiums written	$741.9	$592.6	$3,449.4	$2,795.1
Reinsurance premiums ceded	(274.0)	(280.0)	(1,533.5)	(1,207.7)
Net premiums written	467.9	312.6	1,915.9	1,587.4
Change in net unearned premiums	166.6	197.1	(292.3)	(262.6)
Net premiums earned	634.5	509.7	1,623.6	1,324.8
Net investment income	52.1	33.1	139.1	80.8
Net realized and unrealized investment losses	(0.5)	(5.3)	(16.5)	(2.4)
Other income	—	—	—	0.2
Total revenues before net gain on distribution of The Fidelis Partnership	686.1	537.5	1,746.2	1,403.4
Net gain on distribution of The Fidelis Partnership	—	—	—	1,639.1
Total revenues	686.1	537.5	1,746.2	3,042.5

Expenses
Losses and loss adjustment expenses	237.8	191.7	642.8	509.6
Policy acquisition expenses (includes The Fidelis Partnership commissions of $97.3 and $249.0 (2023: $70.6 and $147.4))	294.0	221.4	724.2	525.3
General and administrative expenses	22.7	21.8	70.7	57.0
Corporate and other expenses	—	0.4	1.6	3.4
Net foreign exchange (gains)/losses	4.8	(2.4)	4.9	(0.8)
Financing costs	8.9	9.0	26.1	26.6
Total expenses	568.2	441.9	1,470.3	1,121.1

Income before income taxes	117.9	95.6	275.9	1,921.4
Income tax expense	(17.3)	(7.9)	(40.4)	(17.2)
Net income	$100.6	$87.7	$235.5	$1,904.2

Other comprehensive income
Unrealized gains/(losses) on available-for-sale investments	$79.0	$(0.1)	$70.4	$14.9
Reclassification of net realized losses recognized in net income	6.0	0.2	19.5	0.6
Income tax (expense)/benefit, all of which relates to unrealized gains/(losses) on available-for-sale investments	(6.6)	0.2	(6.8)	(1.4)
Total other comprehensive income	78.4	0.3	83.1	14.1

Comprehensive income	$179.0	$88.0	$318.6	$1,918.3

Per share data
Earnings per common share
Earnings per common share	$0.88	$0.75	$2.02	$16.84
Earnings per diluted common share	$0.88	$0.74	$2.02	$16.82
Weighted average common shares outstanding	114,445,447	117,681,835	116,390,461	113,100,521
Weighted average diluted common shares outstanding	114,734,526	117,975,099	116,845,991	113,232,930

FIDELIS INSURANCE HOLDINGS LIMITED
Consolidated Segment Data (Unaudited)
For the three and nine months ended September 30, 2024 and September 30, 2023
(Expressed in millions of U.S. dollars)

	Three Months Ended September 30, 2024
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$398.4	$185.8	$157.7	$—	$741.9
Net premiums written	285.2	109.1	73.6	—	467.9
Net premiums earned	372.0	105.0	157.5	—	634.5
Losses and loss adjustment expenses	(182.3)	(19.4)	(36.1)	—	(237.8)
Policy acquisition expenses	(122.4)	(37.4)	(36.9)	(97.3)	(294.0)
General and administrative expenses	—	—	—	(22.7)	(22.7)
Underwriting income	67.3	48.2	84.5	(120.0)	80.0
Net investment income					52.1
Net realized and unrealized investment losses					(0.5)
Corporate and other expenses					—
Net foreign exchange losses					(4.8)
Financing costs					(8.9)
Income before income taxes					117.9
Income tax expense					(17.3)
Net income					$100.6

Losses and loss adjustment expenses incurred - current year	(168.3)	(30.5)	(49.1)		$(247.9)
Losses and loss adjustment expenses incurred - prior accident years	(14.0)	11.1	13.0		10.1
Losses and loss adjustment expenses incurred - total	$(182.3)	$(19.4)	$(36.1)		$(237.8)

Underwriting Ratios(1)
Loss ratio - current year	45.2%	29.1%	31.2%		39.1%
Loss ratio - prior accident years	3.8%	(10.6%)	(8.3%)		(1.6%)
Loss ratio - total	49.0%	18.5%	22.9%		37.5%
Policy acquisition expense ratio	32.9%	35.6%	23.4%		31.0%
Underwriting ratio	81.9%	54.1%	46.3%		68.5%
The Fidelis Partnership commissions ratio					15.3%
General and administrative expense ratio					3.6%
Combined ratio					87.4%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Three Months Ended September 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$326.9	$161.7	$104.0	$—	$592.6
Net premiums written	203.6	78.1	30.9	—	312.6
Net premiums earned	294.6	98.8	116.3	—	509.7
Losses and loss adjustment expenses	(138.3)	(43.2)	(10.2)	—	(191.7)
Policy acquisition expenses	(83.4)	(34.9)	(32.5)	(70.6)	(221.4)
General and administrative expenses	—	—	—	(21.8)	(21.8)
Underwriting income	72.9	20.7	73.6	(92.4)	74.8
Net investment income					33.1
Net realized and unrealized investment losses					(5.3)
Corporate and other expenses					(0.4)
Net foreign exchange gains					2.4
Financing costs					(9.0)
Income before income taxes					95.6
Income tax expense					(7.9)
Net income					$87.7

Losses and loss adjustment expenses incurred - current year	(141.0)	(55.5)	(38.5)		$(235.0)
Losses and loss adjustment expenses incurred - prior accident years	2.7	12.3	28.3		43.3
Losses and loss adjustment expenses incurred - total	$(138.3)	$(43.2)	$(10.2)		$(191.7)

Underwriting Ratios(1)
Loss ratio - current year	47.8%	56.1%	33.1%		46.1%
Loss ratio - prior accident years	(0.9%)	(12.4%)	(24.3%)		(8.5%)
Loss ratio - total	46.9%	43.7%	8.8%		37.6%
Policy acquisition expense ratio	28.3%	35.3%	27.9%		29.6%
Underwriting ratio	75.2%	79.0%	36.7%		67.2%
The Fidelis Partnership commissions ratio					13.9%
General and administrative expense ratio					4.3%
Combined ratio					85.4%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Nine months ended September 30, 2024
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$2,188.9	$429.9	$830.6	$—	$3,449.4
Net premiums written	1,337.5	189.8	388.6	—	1,915.9
Net premiums earned	1,073.4	287.9	262.3	—	1,623.6
Losses and loss adjustment expenses	(545.9)	(75.7)	(21.2)	—	(642.8)
Policy acquisition expenses	(313.4)	(101.1)	(60.7)	(249.0)	(724.2)
General and administrative expenses	—	—	—	(70.7)	(70.7)
Underwriting income	214.1	111.1	180.4	(319.7)	185.9
Net investment income					139.1
Net realized and unrealized investment losses					(16.5)
Corporate and other expenses					(1.6)
Net foreign exchange losses					(4.9)
Financing costs					(26.1)
Income before income taxes					275.9
Income tax expense					(40.4)
Net income					$235.5

Losses and loss adjustment expenses incurred - current year	(580.4)	(137.9)	(70.2)		$(788.5)
Losses and loss adjustment expenses incurred - prior accident years	34.5	62.2	49.0		145.7
Losses and loss adjustment expenses incurred - total	$(545.9)	$(75.7)	$(21.2)		$(642.8)

Underwriting Ratios(1)
Loss ratio - current year	54.1%	47.9%	26.8%		48.6%
Loss ratio - prior accident years	(3.2%)	(21.6%)	(18.7%)		(9.0%)
Loss ratio - total	50.9%	26.3%	8.1%		39.6%
Policy acquisition expenses ratio	29.2%	35.1%	23.1%		29.3%
Underwriting ratio	80.1%	61.4%	31.2%		68.9%
The Fidelis Partnership commissions ratio					15.3%
General and administrative expenses ratio					4.4%
Combined ratio					88.6%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

	Nine months ended September 30, 2023
	Specialty	Bespoke	Reinsurance	Other	Total
Gross premiums written	$1,818.3	$367.2	$609.6	$—	$2,795.1
Net premiums written	1,158.4	189.9	239.1	—	1,587.4
Net premiums earned	868.0	280.4	176.4	—	1,324.8
Losses and loss adjustment expenses	(416.4)	(72.5)	(20.7)	—	(509.6)
Policy acquisition expenses	(227.2)	(105.1)	(45.6)	(147.4)	(525.3)
General and administrative expenses	—	—	—	(57.0)	(57.0)
Underwriting income	224.4	102.8	110.1	(204.4)	232.9
Net investment income					80.8
Net realized and unrealized investment gains					(2.4)
Other income					0.2
Net gain on distribution of The Fidelis Partnership					1,639.1
Corporate and other expenses					(3.4)
Net foreign exchange losses					0.8
Financing costs					(26.6)
Income before income taxes					1,921.4
Income tax expense					(17.2)
Net income					$1,904.2

Losses and loss adjustment expenses incurred - current year	(383.7)	(101.1)	(72.6)		$(557.4)
Losses and loss adjustment expenses incurred - prior accident years	(32.7)	28.6	51.9		47.8
Losses and loss adjustment expenses incurred - total	$(416.4)	$(72.5)	$(20.7)		$(509.6)

Underwriting Ratios(1)
Loss ratio - current year	44.2%	36.1%	41.1%		42.1%
Loss ratio - prior accident years	3.8%	(10.2%)	(29.4%)		(3.6%)
Loss ratio - total	48.0%	25.9%	11.7%		38.5%
Policy acquisition expenses ratio	26.2%	37.5%	25.9%		28.5%
Underwriting ratio	74.2%	63.4%	37.6%		67.0%
The Fidelis Partnership commissions ratio					11.1%
General and administrative expenses ratio					4.3%
Combined ratio					82.4%
________________
(1)Underwriting ratios are calculated by dividing the related expense by net premiums earned.

FIDELIS INSURANCE HOLDINGS LIMITED
NON-GAAP FINANCIAL MEASURES RECONCILIATION (UNAUDITED)
Attritional loss ratio and catastrophe and large loss ratio: The attritional loss ratio is a non-GAAP measure of the loss ratio excluding the impact of catastrophe and large losses. Management believes that the attritional loss ratio is a performance measure that is useful to investors as it excludes losses that are not as predictable as to timing and amount. The attritional loss ratio is calculated by dividing the current year losses and loss adjustment expenses, excluding catastrophe and large losses, by NPE. The catastrophe and large loss ratio is a non-GAAP measure that is calculated by dividing the current year catastrophe and large loss expense by NPE. The reconciliation of these non-GAAP measures is included in each segment’s summary of losses and loss adjustment expenses table.

Operating net income: is a non-GAAP financial measure of our performance which does not consider the impact of certain non-recurring and other items that may not properly reflect the ordinary activities of our business, its performance or its future outlook. This measure is calculated as net income excluding net gain on distribution of The Fidelis Partnership, net realized and unrealized investment gains/(losses), net foreign exchange gains/(losses), and corporate and other expenses which include warrant costs, reorganization expenses, any non-recurring income and expenses, and the income tax effect on these items.
Return on average common equity (“ROAE”): represents net income divided by average common shareholders’ equity.
Operating return on opening common equity (“Operating ROE”): is a non-U.S. GAAP measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted opening common shareholders’ equity.
Operating return on average common equity (“Operating ROAE”): is a non-GAAP financial measure that represents a meaningful comparison between periods of our financial performance expressed as a percentage and is calculated as operating net income divided by adjusted average common shareholders’ equity.
Operating net income per diluted share (“Operating EPS”): is a non-GAAP financial measure that represents a valuable measure of profitability and enables investors, analysts, rating agencies and other users of Fidelis Insurance Group’s financial information to more easily analyze Fidelis Insurance Group’s results in a manner similar to how management analyzes Fidelis Insurance Group’s underlying business performance. It is calculated by dividing operating net income by the weighted average diluted Common Shares outstanding.

The table below sets out the calculation of the adjusted common shareholders’ equity, operating net income, ROAE, Operating ROE, Operating ROAE and Operating EPS, for the three and nine months ended September 30, 2024 and 2023.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
	($ in millions)
Net income	$100.6	$87.7	$235.5	$1,904.2
Adjustment for net gain on distribution of The Fidelis Partnership	—	—	—	(1,639.1)
Adjustment for net realized and unrealized investment losses	0.5	5.3	16.5	2.4
Adjustment for net foreign exchange (gains)/losses	4.8	(2.4)	4.9	(0.8)
Adjustment for corporate and other expenses	—	0.4	1.6	3.4
Income tax effect of the above items	(0.8)	(0.3)	(3.2)	(6.6)
Operating net income	$105.1	$90.7	$255.3	$263.5

Average common shareholders' equity	$2,581.1	$2,070.4	$2,541.1	$2,068.5
Opening common shareholders' equity	2,529.9	1,980.6	2,449.8	1,976.8
Adjustments related to the Separation Transactions	—	—	—	(178.4)
Adjusted opening common shareholders’ equity	2,529.9	1,980.6	2,449.8	1,798.4
Closing common shareholders' equity	2,632.3	2,160.1	2,632.3	2,160.1
Adjusted average common shareholders' equity	$2,581.1	$2,070.4	$2,541.1	$1,979.3

Weighted average Common Shares outstanding	114,445,447	117,681,835	116,390,461	113,100,521
Share-based compensation plans	289,079	293,264	455,530	132,409
Weighted average diluted Common Shares outstanding	114,734,526	117,975,099	116,845,991	113,232,930

ROAE	3.9%	4.2%	9.3%	92.1%
Operating ROE	4.2%	4.6%	10.4%	14.7%
Operating ROAE	4.1%	4.4%	10.0%	13.3%

Earnings per diluted Common Share	$0.88	$0.74	$2.02	$16.82
Operating EPS	$0.92	$0.77	$2.18	$2.33